WACHTELL, LIPTON, ROSEN & KATZ

MARTIN LIPTON

HERBERT M. WACHTELL

BERNARD W. NUSSBAUM

RICHARD D. KATCHER

LAWRENCE B. PEDOWITZ

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

DAVID M. EINHORN

KENNETH B. FORREST

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ERIC M. ROTH

WARREN R. STERN

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

PATRICIA A. VLAHAKIS

STEPHEN G. GELLMAN

STEVEN A. ROSENBLUM

PAMELA S. SEYMON

STEPHANIE J. SELIGMAN

ERIC S. ROBINSON

JOHN F. SAVARESE

SCOTT K. CHARLES

ANDREW C. HOUSTON

PHILIP MINDLIN

DAVID S. NEILL

JODI J. SCHWARTZ

ADAM O. EMMERICH

CRAIG M. WASSERMAN

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

DOUGLAS K. MAYER

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

51 WEST 52ND STREET

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

DAVID C. BRYAN

STEVEN A. COHEN

GAVIN D. SOLOTAR

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

JAMES COLE, JR.

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ADAM J. SHAPIRO

NELSON O. FITTS

JEREMY L. GOLDSTEIN

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403 -1000
FACSIMILE: (212) 403 -2000

GEORGE A. KATZ (1965-1989)
JAMES H. FOGELSON (1967-1991)

OF COUNSEL

WILLIAM T. ALLEN	LEONARD M. ROSEN
PETER C. CANELLOS	MICHAEL W. SCHWARTZ
THEODORE GEWERTZ	ELLIOTT V. STEIN
THEODORE A. LEVINE	J. BRYAN WHITWORTH
ALLAN A. MARTIN	AMY R. WOLF
ROBERT B. MAZUR

COUNSEL

MICHELE J. ALEXANDER	PAULA N. GORDON
LOUIS J. BARASH	NANCY B. GREENBAUM
DIANNA CHEN	MAURA R. GROSSMAN
ANDREW J.H. CHEUNG	IAN L. LEVIN
PAMELA EHRENKRANZ	J. AUSTIN LYONS
ELAINE P. GOLIN	HOLLY M. STRUTT

August 17, 2009

Tom Kluck

Branch Chief

Division of Corporation Finance
Mail Stop 3010

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549-0005

Re:                             LexingtonPark Parent Corp.
Registration Statement on Form S-4
Filed July 10, 2009
File No. 333-160525

Dear Mr. Kluck:

On behalf of our clients, LexingtonPark Parent Corp. (“New Parent”) and Cowen Group, Inc. (“Cowen”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in your letter, dated August 7, 2009, with respect to the filing referenced above. We have also included in this letter, where relevant, responses forwarded to us by counsel to, and/or representatives of, New Parent, Cowen, Ramius LLC (“Ramius”) and Sandler O’Neill + Partners L.P. (“Sandler O’Neill”) regarding the Staff’s comments relating to New Parent, Cowen, Ramius and Sandler O’Neill, respectively.  For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

With this letter, New Parent is filing Amendment No. 1 (“Amendment No. 1”) to its registrations statement on Form S-4 (the “Registration Statement”).  We are providing supplementally the Staff of the Division of Corporation Finance six copies of a version of Amendment No. 1 that has been marked by the financial printers to show the changes since the initial filing of the Registration Statement on July 10, 2009.  All page references in the responses set forth below are to the pages of Amendment No. 1 that has been marked by the financial printers.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.

General

1.                             We note your disclosure that Ramius believes it is engaged primarily in the business of providing asset management and financial advisory services and not in the business of investing, reinvesting or trading in securities.  We also note Ramius believes that the primary source of income from its business is properly characterized as income earned in exchange for the provision of services and that Ramius does not believe that it is an investment company, nor will New Parent be an investment company, as defined in Section 3(a)(1)(A) of the Investment Company Act of 1940, as amended.  Finally, we note that Ramius earns investment income from investing its own capital and that Ramius’ pre-tax income is likely to constitute a substantial majority of pre-tax income of New Parent.  Please provide us with a detailed analysis regarding the investment company status of New Parent following completion of the merger transaction.  Further, please note that we will refer your response to the Division of Investment Management for further review.

Response:  New Parent, Cowen and Ramius respectfully submit that, upon consummation of the transactions provided for in the transaction agreement and in the asset exchange agreement (the “Transactions”), New Parent will not be an investment company under either the orthodox investment company test set forth in Section 3(a)(1)(A) of the Investment Company Act of 1940, as amended (the “1940 Act”), or the inadvertent investment company test set forth in Section 3(a)(1)(C) of the 1940 Act.

As described in greater detail in the Registration Statement, when the Transactions are completed, New Parent will become the holding company of both Cowen and Park Exchange LLC (to be renamed “Ramius LLC”), which will hold substantially all of the assets of Ramius and will have assumed substantially all of Ramius’ liabilities.

Cowen is an established provider of investment banking, equity research, sales and trading and alternative asset management services to companies and institutional investor clients.

Ramius is an alternative investment management firm founded in 1994 with over $7 billion of assets under management as of June 30, 2009. Ramius, through one of its subsidiaries, has been a registered investment adviser under the Investment Advisers Act of 1940, as amended, since 1997 and operates through its offices in New York,

London, Tokyo, Hong Kong, Munich and Luxembourg.  Ramius’ investment services and products include hedge funds, fund of funds, real estate and cash management.

Section 3(a)(1)(A).  Section 3(a)(1)(A) of the 1940 Act defines an investment company to include an issuer primarily engaged (or holding itself out as being primarily engaged) in the business of investing in securities.

Whether an issuer is engaged “primarily” in an investment company business is a factual determination.  The Commission and the courts have developed a number of criteria to be used in determining whether an issuer is engaged “primarily” in a non-investment business(1).  Criteria applicable to nearly every situation include:

•                  the issuer’s historical development;

•                  its public representations concerning its activities;

•                  the activities of its officers and directors;

•                  the nature of its present assets; and

•                  the sources of its present income.

Of the five listed criteria, the most significant ordinarily are the sources of the issuer’s present income (as evidenced by the percentage of the issuer’s income derived from investment securities) and the nature of an issuer’s assets (as evidenced by the percentage of the issuer’s assets invested in investment securities).(2)

Application of Section 3(a)(1)(A) Criteria to Ramius.  Ramius is primarily engaged in the business of providing investment advisory and management services to third parties in exchange for contractual fees determined by reference to a percentage of assets under management and incentive income for serving as the general partner or investment manager of funds and other clients that it manages.  For the years ended December 31, 2006 and 2007, total revenues of Ramius derived from management fees and incentive income for providing investment advisory and management services represented approximately 69% and 71%, respectively, of Ramius’ consolidated gross revenues.  (For the year ended December 31, 2008 and the six months ended June 30, 2009, that percentage declined to 55% and 56%, respectively, as Ramius was not entitled to any incentive income due to “high water mark” contractual provisions that require prior year losses to be recouped before any incentive income is earned.)  In addition, upon the consummation of the Transactions and after giving effect to an

(1)           See, e.g., Tonopah Mining of Nevada, 26 S.E.C. 426 (1947) (“Tonopah Mining”); Dan River, Inc. v. Icahn, 701 F.2d 278 (4th Cir. 1983) (“Dan River”); and Financial Funding Group, Inc. SEC No-Action Letter, 1982 SEC No-Act. LEXIS 2155 (Mar. 3, 1982) (“Financial Funding”).

(2)           See Dan River, 701 F.2d at 291 n.14 (noting special importance of composition of assets and source of income); Financial Funding, 1982 SEC No-Act. LEXIS 2155 at *2 (noting special importance of composition of assets and source of income).

internal restructuring of the combined company in connection therewith, on a pro forma basis based upon June 30, 2009 values, it has been determined (in the manner described below under “Determination of Value of Ramius Assets”) that less than 40% of the value of Ramius’s total assets on an unconsolidated basis will constitute investment securities.  Thus, the two most important factors for determining Ramius’ primary business indicate that Ramius will be primarily engaged in the investment management business and not in the business of investing, reinvesting or trading in securities for its own account.

The other three factors developed by the Commission and the courts also indicate that Ramius is primarily engaged in the investment management business rather than an “investment company.”  Ramius was founded in 1994 with the goal of building an investment management business and since that time has been, and has held itself out as being, primarily engaged in providing investment advisory services.  Disclosure with respect to Ramius’ business contained in the Registration Statement is consistent with this fact.  Finally, as an investment management company, Ramius’ officers and employees devote substantially all of their time and efforts providing investment advisory and management services to others or in support of these activities, such as investor relations and operational services.  These activities are consistent with Ramius being an investment manager.

Application of Section 3(a)(1)(C) Criteria to Ramius.  Section 3(a)(1)(C) of the 1940 Act defines an investment company to include an issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value (as defined by Section 2(a)(41) of the 1940 Act) exceeding 40% of the value of the issuer’s total assets, exclusive of Government securities and cash items, on an unconsolidated basis.  Section 3(a)(2) of the 1940 Act defines “investment security” to mean all securities other than Government securities, securities issued by employees’ securities companies and securities issued by majority-owned subsidiaries of the owner that are neither investment companies nor companies relying on the exception from the definition of investment company in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

Ramius is and will continue to be engaged, through wholly owned subsidiaries, in the business of providing asset management and investment advisory services to others and not in the business of investment, reinvesting, owning, holding or trading in securities for its own account.  Moreover, as noted above, upon the consummation of the Transactions and after giving effect to an internal restructuring of the combined company in connection therewith, on a pro forma basis based upon June 30, 2009 values, less than 40% of the value of Ramius’ total assets, exclusive of Government securities and cash items, on an unconsolidated basis will be comprised of investment securities.

Determination of Value of Ramius Assets.  The 1940 Act requires an issuer’s Board of Directors to determine in good faith the fair value (i) of any securities that it owns for which market quotations are not readily available and (ii) of any other property owned by the issuer. “Director” is defined in Section 2(a)(12) of the 1940 Act to mean “any director of a corporation or any person performing similar functions with respect to any organization, whether incorporated or not….”  Since Ramius is a Delaware limited liability company the managing member of which is C4S & Co. LLC, another Delaware limited liability company, the valuation has been determined by the four individual managing members of C4S & Co. LLC.     In making this determination, the managing members considered information provided by management of Ramius, and did not ascribe any value to any intangible asset, such as management contracts, not reflected on the financial statements of Ramius maintained in accordance with generally accepted accounting principles.  Ramius also treated all partnership interests, both general and limited, in investment funds in which it acts as a general partner as investment securities for purposes of the present analysis, while reserving the right to revisit the issue of whether a general partner’s interest is not a security and therefore not an investment security for 1940 Act purposes.

Based on the analysis set forth above, New Parent respectfully submits that Ramius is not an investment company as defined in Section 3(a)(1)(A) or Section 3(a)(1)(C).

Application of Section 3(a) Criteria to Cowen. Cowen is an international investment bank dedicated to providing superior research, brokerage and investment banking services to companies and institutional investor clients primarily in the healthcare, technology, media and telecommunications, consumer, aerospace & defense and alternative energy sectors.  Cowen provides research and brokerage services to over 1,000 domestic and international clients seeking to trade equity and equity-linked securities, principally in its target sectors.  Cowen focuses its investment banking efforts, principally equity and equity-linked capital raising and strategic advisory services, on small to mid-capitalization public companies as well as private companies.  It also offers alternative asset management services to institutional and other accredited investors.

Cowen and Company, LLC (“Cowen US”), Cowen’s U.S. based wholly-owned subsidiary, is registered as a broker-dealer with the SEC and in all 50 states, the District of Columbia and Puerto Rico.  Cowen International Limited (“CIL”), Cowen’s U.K. broker-dealer subsidiary, is subject to regulation by the Financial Services Authority in the U.K.  Cowen Latitude Advisors Limited, Cowen’s Hong Kong based wholly-owned subsidiary, is regulated by the Securities and Futures Commission in Hong Kong.

Cowen, through predecessor entities, was founded in 1918.  In 1998, Cowen’s predecessor was acquired by Société Générale (“SG”). On July 12, 2006, following the transfer by SG’s primary U.S. broker-dealer subsidiary, SG Americas Securities Holdings (“SGASH”), of all of its interest in Cowen US and CIL, to Cowen in exchange for 12,899,900 shares of Cowen stock, Cowen completed an initial public offering (“IPO”). All of the shares sold in the IPO were previously held by SGASH. Cowen was incorporated in Delaware in February 2006 in anticipation of the IPO.

Section 3(c)(2).  Section 3(c)(2) of the 1940 Act excepts from the definition of an investment company “any person primarily engaged in the business of underwriting and distributing securities issued by other persons, selling securities to customers, acting as broker, and acting as market intermediary, or any one or more of such activities, whose gross income is normally derived principally from such business and related activities.”

For purposes of this analysis, New Parent, Cowen and Ramius have assumed absent any clear guidance to the contrary by the Commission that the “primarily engaged” test of Section 3(c)(2) should be interpreted as having the same meaning as that phrase in Section 3(a)(1)(A) and as described in detail above.  Applying that test to Cowen US, New Parent, Cowen and Ramius note the following:

Revenues and Assets Factors.  For the years ended December 31, 2006, 2007 and 2008 and the six months ended June 20, 2009, total revenues of Cowen US derived from Section 3(c)(2) activities constituted virtually all of Cowen US’ total revenues.  Upon the consummation of the Transactions and after giving effect to an internal restructuring of the combined company in connection therewith, on a pro forma basis based upon June 30, 2009 values, it has been determined that approximately 56.7% of the value of Cowen US’ total assets on an unconsolidated basis are devoted to such activities.  Thus, the two most important factors for determining Cowen US’ primary business indicate that Cowen US is primarily engaged in Section 3(c)(2) activities.

Other Factors.  The other three factors noted above in the discussion of Section 3(a)(1)(A) also indicate that Cowen US is primarily engaged in Section 3(c)(2) activities.  Cowen consistently has held itself out as being primarily engaged in providing research, brokerage and investment banking services.  Disclosure with respect to Cowen US’ business contained in Cowen’s IPO prospectus and subsequent public filings and in New Parent’s Registration Statement is consistent with this fact.  Finally, as a research, brokerage and investment banking firm, Cowen US’ officers and employees devote substantially all of their time and efforts providing research, brokerage and investment banking services to others or in support of these activities, such as, for example, information technology, finance and operational services.

As to the second prong of Section 3(a)(2), i.e., that the issuer’s gross income “is normally derived principally from” the underwriting, brokerage, market making and/or swap dealing businesses and related activities, that requirement has been interpreted by the Commission and its Staff to mean that an issuer must derive at least 50% of its gross income from such businesses and related activities. See, e.g., In the Matter of Paribas Corporation, 1940 Act Release No. 6589 (June 23, 1971 (Order) and 1940 Act Release No. 6549 (May 21, 1971) (Application) (granting an order declaring that a registered broker-dealer could rely upon the Section 3(a)(2) exclusion when during the three preceding fiscal years it had derived 50.44%, 51.31% and 80.60% of its gross income from underwriting activities.).  Given Cowen US’ satisfaction of the “primarily engaged” test as described above, it also satisfies this element of the Section 3(a)(2) exclusion.

New Parent, Cowen and Ramius therefore believe that Cowen US is not an investment company in reliance upon Section 3(a)(2) of the 1940 Act.  Since Cowen US represents on an unconsolidated basis as of June 30, 2009 approximately 81% of Cowen’s total assets and Cowen’s interest in Cowen US is not an investment security (in reliance upon the exclusion from that term for securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying upon the exception from the definition of investment company in Section 3(c)(1) or Section 3(c)(7)), Cowen is not an investment company under Section 3(a)(1)(C), since it does not fail the 40% test described above under “Application of Section 3(a)(1)(C) Criteria to Ramius”.  Furthermore, since Cowen US contributed well in excess of 55% of Cowen’s revenues for the years ended December 31, 2006, 2007 and 2008 and the six months ended 2009, Cowen itself should not come within the definition of an investment company under Section 3(a)(1)(A).

Determination of Value of Cowen Assets.  The Board of Directors of Cowen will determine in good faith the value of any Cowen securities for which market quotations are not readily available based upon information provided by management of Cowen prior to the time that New Parent requests acceleration of the effectiveness of the Registration Statement, and will supplementally inform the Staff if that valuation results in any material deviation from the information provided herein.

Conclusion.  Since, based upon the foregoing analyses, neither Ramius nor Cowen upon the consummation of the Transactions will be either an orthodox or an inadvertent investment company, the securities held by New Parent in Cowen and Ramius LLC will not be “investment securities” as defined in Section 3(a)(2) of the 1940 Act.  As New Parent currently intends that it will have no substantial assets or activities other than through its interest in Cowen and Ramius LLC as wholly-owned subsidiaries (other than certain investment securities directly owned constituting less than 40% of its assets on an unconsolidated basis), New Parent, Cowen and Ramius respectfully submit that New Parent will not come within the definition of “investment company” in Section 3(a)(1) of the 1940 Act upon the consummation of the Transactions.

2.                             We note that following consummation of the merger, New Parent Class A common stock will trade on NASDAQ.  Please disclose what will happen with respect to Cowen’s current NASDAQ listing.

Response:  In response to the Staff’s comment, New Parent and Cowen have provided additional disclosure to discuss what will happen with respect to Cowen’s current NASDAQ listing after completion of the transactions.  This additional disclosure has been added to page 6 under the structure diagram and on page 86 under the section titled “Delisting and Deregistration of Cowen Common Stock after the Transactions.”

3.                             Please provide us supplementally with copies of any non-public information — board books, documents, financial forecasts, projections and presentations — used by the companies in the merger negotiations.  We may have additional comments.

Response:  In response to the Staff’s comment, we are providing you supplementally via FedEx with copies of certain non-public information used principally by the companies in the merger negotiations, for which New Parent, Cowen and Ramius have sought confidential treatment.

Prospectus Cover Page

4.                             We note your cross-reference to the risk factors section.  Please highlight this cross-reference by prominent type or in another manner.  Please see Item 501(b)(5) of Regulation S-K.

Response:  In response to the Staff’s comment, New Parent, Cowen and Ramius have revised the cross-reference to the risk factors section by highlighting the cross-reference in bold type.  This revised disclosure appears on the prospectus cover page.

Questions and Answers About Voting Procedures For the Special Meeting, page iii

5.                             Please disclose what vote or actions, if any, are required by Ramius stockholders to approve the merger transaction and discuss when such vote or actions are to occur.

Response:  In response to the Staff’s comment, New Parent and Ramius have provided additional disclosure stating that the transaction agreement has been approved by Ramius’s managing member and members of Ramius who hold in the aggregate more than a majority of the percentage interests of Ramius.  This additional disclosure has been added to page iii under the section titled “Questions and Answers About Voting Procedures For The Special Meeting” and on page 71 under the section titled “Background of the Transactions.”

Summary, page 1

6.                             Please provide a summary of the most important risks facing Cowen and Ramius and the principal risks relating to the merger.

Response:  In response to the Staff’s comment, New Parent, Cowen and Ramius have provided additional disclosure summarizing the most important risks facing Cowen and Ramius and the principal risks related to the transactions.  This additional disclosure has been added beginning on page 3 under the section titled “Risk Factors.”

7.                             Please provide the disclosure called for by Item 3(a) of Form S-4 with respect to New Parent.

Response:  In response to the Staff’s comment, New Parent, Cowen and Ramius have revised the disclosure relating to New Parent to include the telephone number (including area code) of the principal executive offices of New Parent.  This revised disclosure appears on page 51 under the section titled “Information About the Companies — New Parent” as well as the corresponding portion of the Summary section.

8.                             We note that New Parent will be a holding company of both Cowen and Park Exchange LLC following the consummation of the merger.  Please also provide a description of the general nature of the business to be conducted by New Parent.  Please see Item 3(b) of Form S-4.  Please additionally disclose whether the business operations of Cowen and Ramius will be merged and integrated following the merger or whether they will remain as separately managed companies.

Response:  In response to the Staff’s comment, New Parent, Cowen and Ramius have provided additional disclosure to state the general nature of the business to be conducted by New Parent and to disclose information relating to the integration of Cowen and Ramius and to the management of the combined company.  This additional disclosure has been added to page 52 under the section titled “Information About the Companies — New Parent” as well as the corresponding portion of the Summary section.

9.                             Please provide a summary of the reasons for each of Cowen and Ramius for engaging in the merger transaction.  Please see Item 4(a)(2) of Form S-4.

Response:  In response to the Staff’s comment, New Parent, Cowen and Ramius have provided a summary of the reasons for each of Cowen and Ramius for engaging in the transactions.  This additional disclosure appears on page 5, under the section titled “Reasons for the Transactions”.

10.                       Please provide a diagram of New Parent that includes its subsidiaries and controlling shareholder(s) following completion of the merger transaction.

Response:  In response to the Staff’s comment, New Parent, Cowen and Ramius have provided a diagram of New Parent that includes its direct subsidiaries and stockholders immediately following completion of the transactions.  This additional disclosure has been added to page 6, under the section titled “The Transactions and the Transaction Agreement – Structure of the Transactions.”

11.                       Please explain to us why Cowen shareholders approval is not a required condition to completion of the asset exchange agreement.

Response:  Approval of Cowen shareholders is not a required condition to completion of the asset exchange agreement because approval of such transaction is inextricably linked to the approval of the merger transactions and in addition, is not required by the rules of any stock exchange, by law or by the governing documents of Cowen.

Rule 5635 of the NASDAQ Listing Rules sets forth the circumstances under which shareholder approval is required prior to an issuance of the listed company’s securities in connection with, among others, the acquisition of stock or assets of another company.  Shareholder approval by the listed company’s shareholders is required prior to the issuance of securities in connection with the acquisition of the stock or assets of another company if one of the following is true: (i) the common stock to be issued will have voting power equal to or in excess of 20% of the voting power outstanding prior to the issuance of the common stock or the number of shares to be issued is equal to or in excess of 20% of the number of shares of common stock outstanding prior to the transactions; (ii) a director, officer or Substantial Shareholder of the listed company has a 5% or greater interest directly or indirectly in the company or assets to be acquired or in the consideration to be paid in the transactions and the potential issuance could result in an increase in outstanding common shares or voting power of 5% or more; or (iii) the issuance of common stock will result in a change of control of the listed company.  “Substantial Shareholder” is defined by Rule 5635(e)(3) as an interest consisting of at least 5% of the number of shares of common stock or 5% of the voting power outstanding of a company or party.

Under these rules, it is clear that Cowen must receive approval of its shareholders prior to issuance of the transaction consideration to Ramius, as the number of shares to be issued to Ramius will result in a change of control of Cowen.  However, this is not true of the issuance of shares to HVB pursuant to the asset exchange agreement.  The number of shares to be issued to HVB (i) will not result in HVB holding a number of shares or voting power equal to or in excess of 20% of the common stock of Cowen outstanding prior to the transaction contemplated by the Asset Exchange Agreement; no director, officer or Substantial Shareholder of Cowen has a 5% or greater interest in the 50% interest in the Ramius Funds of Funds business to be transferred to Merger Sub by HVB pursuant to the asset exchange agreement; and (iii) the issuance of common stock to HVB will not result in change of control of Cowen.

There is also no requirement contained the Delaware General Corporation Law (where Cowen is incorporated) or in the certificate of incorporation or in the by-laws of Cowen that would require Cowen to seek shareholder approval for the issuance of shares to HVB.

12.                       We note the disclosure in this section and elsewhere in the prospectus/proxy that New Parent will hold substantially all of the assets of Ramius when the transactions are completed.  Please discuss which assets Ramius will hold following the transactions and discuss why such assets were not transferred to New Parent as part of the business combination.

Response:  In response to the Staff’s comment, New Parent and Ramius have provided additional disclosure indicating which assets Ramius will retain and the reasons why such assets were not transferred to New Parent.  This additional disclosure has been added to page 49 under the section titled “Information about the Companies – Ramius” and on page 91 under the section titled “The Transaction Agreement – Structure of the Transactions,” respectively as well as the corresponding portions of the Summary section.

13.                       Please disclose the amount of common stock that Cowen shareholders will receive in the new company and describe the issuance of these shares in connection with the transactions.

Response:  In response to the Staff’s comment, New Parent and Cowen have revised their disclosure to disclose the amount of common stock it is expected that Cowen stockholders will receive in New Parent, and have described the issuance of these shares in connection with the transactions.  This revised disclosure appears on page 91 under the section titled “The Transaction Agreement – Structure of the Transactions” as well as the corresponding portions of the Summary section.  We would also respectfully note for the Staff that page 93 of the document also contains a section titled “Delivery of Transaction Consideration” which describes the issuance of shares to Cowen stockholders.

14.                       As disclosed in the last risk factor on page 23, it appears that Ramius will beneficially own 65% of the outstanding voting shares in New Parent.  Therefore, in the summary and elsewhere in the prospectus/proxy as appropriate, please describe New Parent as a majority-owned subsidiary of Ramius or advise us why such disclosure is not necessary.

Response:  In response to the Staff’s comment, Ramius and New Parent have provided additional disclosure indicating that New Parent will be a majority-owned subsidiary of Ramius following the consummation of the transactions.  This additional disclosure has been added to the cover page of the proxy statement/prospectus, as well on page 28 under the section titled “Risk Factors - Risks Related to the Combined Company Following the Transactions” and page 91 under the section titled “The Transaction Agreement - Structure of the Transaction.”

Risk Factors, page 19

15.                       Please revise your risk factor subheadings so that each one conveys the specific risk to you.  Currently, some of your subheadings merely state a general risk or a fact about your business.  We note the following examples:

•                  “Ramius is in a different business than Cowen.” (page 23)

•                  “Ramius is subject to risks in using prime brokers ...” (page 30)

•                  “Risk management activities may materially adversely affect ...” (page 31)

•                  “Increased regulatory focus could result in additional burdens ...” (page 35)

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk.  Potential investors should he able to understand what the risk is and the result of the risk as it specifically applies to you.

Response:  In response to the Staff’s comment, New Parent, Cowen and Ramius have revised the subheadings of several risk factors (including the examples listed above) to convey the specific risk to the relevant company or companies, and have also revised the details of certain risks where appropriate.  This revised disclosure appears beginning on page 23 under the section titled “Risk Factors” as well as the corresponding portions of the Summary section.

Current Cowen stockholders will have a reduced ownership …, page 23

16.                       Currently it appears you are including more than one risk factor under this subheading as the third paragraph deals with a separate risk to Cowen.  Each risk factor should only focus on one risk.  Please revise.

Response:  In response to the Staff’s comment, New Parent and Cowen have revised the disclosure to make the third paragraph under the former risk factor its own risk factor with a separate subheading.  This revised disclosure appears on page 27.

A continuation of recent turmoil in the financial markets could have a ..., page 26

17.                       Please revise this risk factor to avoid presenting risks that could apply to any issuer in your industry, do not reflect your current operations, are not material, or are generic.  Rather, tailor each risk factor to your specific facts and circumstances.

Response:  In response to the Staff’s comment, New Parent, Cowen and Ramius have revised this risk factor to remove generic and non-material risks.  The revised disclosure appears on page 30.

Ramius’s profitability may be adversely affected by decreases in revenue ..., page 27

18.                       We note your disclosure regarding “high-water marks.”  In this risk factor as well as in the appropriate place in the MD&A section, please specifically disclose the average amount below the high-water markets of Ramius’ hedge funds so that Cowen shareholders can understand how difficult it may be for Ramius to begin earning incentive income again.

Response:  In response to the Staff’s comment, Ramius and New Parent have revised this risk factor on pages 32 through 32 and provided additional disclosure on pages 151 through 152 in Ramius’s MD&A section in the section titled “Understanding Ramius’s Results – Revenues” to provide an example of the amount below an applicable high-water mark for a Ramius fund (which is Ramius’s largest fund and a representative example) so that Cowen shareholders may understand the degree of difficulty Ramius faces in order to earn incentive income.  However, as high-water marks are calculated individually for each investor in each fund based on the timing of their individual investments, Ramius and New Parent do not believe that it is practical to create an aggregate average shortfall amount for all Ramius hedge funds.

Ramius is subject to risks in using prime brokers, custodians, administrators ..., page 30

19.                       As you disclose on page 145, please disclose the total amount of the estimated recoverable Lehman claim.

Response:  In response to the Staff’s comment, New Parent and Ramius have revised the risk factor to disclose the total amount of the estimated recoverable Lehman claim.  This revised disclosure appears on page 35.

Ramius’s business may suffer as a result of loss of business …, page 36

20.                       Please revise this risk factor to remove mitigating information regarding Ramius’ efforts to prevent further withdrawals.  Generally, you should limit your Risk Factor section to an identification and brief description of each material risk.  You may elaborate on the factors employed to minimize identified material risks in other parts of the prospectus.

Response:  In response to the Staff’s comment, New Parent and Ramius have revised the risk factor to remove mitigating information regarding Ramius’s efforts to prevent further withdrawals.  This revised disclosure appears on pages 40 through 41.

Information about the Companies, page 44

Ramius, page 44

21.                       Your disclosure indicates that Ramius’ business will constitute a majority of New Parent’s business activities following consummation of the merger transaction.  As such, please provide a more detailed disclosure of each of Ramius’ investment services and products, including hedge funds, fund of funds, real estate, cash management and mortgage advisory services.  Upon reviewing your revised disclosure we may have further comments.

Response:  In response to the Staff’s comment, New Parent and Ramius have provided additional disclosure to describe each of Ramius’s investment services and products.  This additional disclosure has been added to page 50 under the section titled “Information About the Companies – Ramius – Ramius’s Investment Services and Products.”

Unaudited Pro Forma Condensed Combined Statement of Financial Condition, page 48

22.                       It does not appear that the noncontrolling interests in Cowen were recorded at fair value as part of your purchase price allocation.  Please revise, or advise why no adjustment is necessary.  Refer to paragraphs 20-21 of SFAS 141(R) (FASB ASC 805-20-30-1).

Response:  In response to the Staff’s comment, New Parent, Cowen and Ramius respectfully believe that the non-controlling interests in Cowen are recorded at fair value and no adjustment is necessary as part of the purchase price allocation.  The noncontrolling interest in Cowen at the balance sheet date represents the noncontrolling equity interest in Cowen Healthcare Royalty Partners GP, LLC (“CHRP GP”), the general partner to Cowen Healthcare Royalty Partners (the “CHRP Fund”), an investment company.  CHRP GP’s only significant asset is its investment in CHRP Fund, which invests principally in commercial-stage biopharmaceutical products and companies through the purchase of royalty or synthetic royalty interests and structured debt and equity instruments.  The investment in the CHRP Fund is accounted for under the equity method. Cowen consolidates CHRP GP and records the equity interest in CHRP GP that is not owned by Cowen as noncontrolling interest in the Condensed Consolidated Statements of Financial Condition.

The CHRP Fund’s assets and liabilities are either recorded at estimated fair value or approximate fair value. The CHRP Fund determines fair value in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  As such, the CHRP Fund prepares and distributes the month end net asset values to each partner in the fund, including CHRP GP.  Therefore, the CHRP GP interest is recorded at fair value and no pro forma adjustments are deemed necessary.

Notes to Unaudited Pro Forma Combined Financial Statements, page 51

23.                       Please disclose the fair value of acquired receivables, gross contractual amounts receivable and your best estimate of contractual cash flows not expected to be collected.  Refer to paragraph 68(h) of SFAS 141(R) (FASB ASC 805-10-50-1).

Response:  In response to the Staff’s comment, New Parent, Cowen and Ramius have provided additional disclosure related to the fair value of acquired receivables and contractual amounts receivable.  This additional disclosure has been added to page 60 under “Note 2 – Purchase Price.”

24.                       Please describe the reasons why the acquisition of Cowen will result in a bargain purchase gain.  Refer to paragraph 68(o) of SFAS 141(R) (FASB ASC 805-30-50-1).

Response:  The fair value of the net identifiable assets acquired and liabilities assumed of $131.5 million at March 31, 2009 exceeded the fair value of the estimated purchase price of $124.8 million. As a result, New Parent would have recognized a bargain purchase gain of $6.7 million if the transaction had closed at that date.  As of June 30, 2009, fair value of the net identifiable assets acquired and liabilities assumed of $129.5 million exceeded the fair value of the estimated purchase price of $105.3 million.  As a result, New Parent would recognize a bargain purchase gain of $24.2 million upon the closing of the transactions if the transactions had closed at that date.

Cowen’s share price has traded below the book price for a substantial part of the last 52 weeks. As the purchase consideration is determined based on the stock price of Cowen at the closing date of the transactions, the preliminary purchase price allocations have resulted in a bargain purchase gain.

New Parent, Cowen and Ramius reassessed the recognition and measurement of identifiable assets acquired and liabilities assumed and concluded that the preliminary valuation procedures and resulting measures were reasonable.

25.                       Please disclose the fair value of the noncontrolling interest in Cowen at the balance sheet date and the valuation techniques and significant inputs used to measure the fair value of the noncontrolling interest.  Refer to paragraph 68(p) of SFAS 141(R) (FASB ASC 805-10-50-1).

Response:  In response to the Staff’s comment, New Parent, Cowen and Ramius have provided additional disclosure related to the fair value of the noncontrolling interest in Cowen and the valuation techniques related to measuring such fair value.  This additional disclosure has been added to page 60 in “Note 2 – Purchase Price.”

Note 2 – Purchase Price, page 51

26.                       Please advise us why the number of common shares (11,409,000) used to calculate the estimated purchase price of Cowen does not agree to the assumption of 15,171,432 common shares disclosed on page 46.

Response:  The number of shares used to calculate the estimated purchase price of Cowen is 14,938,309 as noted in the table in “Note 2 – Purchase Price” on page 59.  Included in this number are 11,880,468 freely tradable shares, 3,027,419 restricted shares and 30,422 shares underlying vested restricted stock units, in each case at the balance sheet date (note that all of these numbers have been updated to reflect changes for the June 30, 2009 balance sheet date). The number of shares used to estimate the purchase price excludes 216,265 restricted shares at the balance sheet date that are not vesting as part of the transaction and are not effectively being purchased.  If those shares were included, the total number of shares would be 15,154,574.  New Parent, Cowen and Ramius have revised their disclosure to more clearly reflect the number of shares utilized in determining the estimated purchase price.  This revised disclosure appears on page 53 under the section titled “Unaudited Pro Forma Condensed Combined Financial Statements.”

27.                       Please expand your preliminary purchase price allocation on page 53 to show the amounts allocated to historical net assets corresponding to their respective balance sheet line items rather than showing the allocation to all historical net assets acquired in the aggregate.

Response:  In response to the Staff’s comment, New Parent, Cowen and Ramius have revised the preliminary purchase price allocation to expand the amounts allocated to historical net assets corresponding to their respective balance sheet line items.  This revised disclosure appears on page 60 under “Note 2 – Purchase Price.”

28.                       Please advise us why there are no adjustments to Other investments, Fixed assets and Other assets as part of your purchase price allocation.

Response:  New Parent, Cowen and Ramius have made no adjustments to Other investments, Fixed assets and Other assets as these assets are all either presented at fair value or the carrying values approximate fair value except as it relates to deferred taxes and exchange memberships.  Both deferred taxes and exchange membership have been adjusted in the updated pro forma financial statements. New Parent, Cowen and Ramius respectfully note that as discussed on page 54 of the Registration Statement, the valuations are preliminary and are subject to change once the final valuation studies are completed.  Please see below for additional detail on each category.

Other Investments.  Other investments at the balance sheet date are made up entirely by Cowen’s investment in the CHRP Fund and are recorded at fair value.  In addition to Cowen’s investment in the CHRP Fund through the general partner interest of CHRP GP, Cowen has a direct limited partnership interests in the CHRP Fund.  The limited partner interest in CHRP Fund is accounted for under the equity method. However, as discussed in the response to Comment 22 above, CHRP Fund records its assets and liabilities at fair value and accordingly, New Parent, Cowen and Ramius believe Cowen’s investment in the CHRP Fund is recorded at fair value.

Fixed Assets.  Fixed assets consist primarily of leasehold improvements and furniture & fixtures related to Cowen’s leased office space, as well as computer software and equipment.  As of the balance sheet date, New Parent, Cowen and Ramius believe the balance, net of accumulated depreciation, approximates fair value.  A valuation study of fixed assets will be completed upon the closure of the transaction and final adjustments will be made upon preparation of the opening balance sheet.

Other Assets.  Other assets consist primarily of prepaid expenses, various receivables and deferred tax assets. Deferred taxes have been appropriately adjusted for the adjustments made to the carrying values of the assets and liabilities.  As of the balance sheet date, New Parent, Cowen and Ramius believe the balance for the remaining assets are recorded at fair value or approximate fair value.

Note 3 — Pro Forma Adjustments, page 53

29.        We note that $6.3 million will be distributed to certain Ramius members prior to the closing of the merger.  Please elaborate upon the purpose and recipients of this distribution in your disclosure.

Response:  In response to the Staff’s comment, New Parent, Cowen and Ramius have provided additional disclosure to clarify the nature and purpose of the distributions to be made to certain identified Ramius members prior to the closing of the transactions.  This additional disclosure has been added on pages 61 through 65 in sections (a) and (j) of the section titled “Note 3 — Pro Forma Adjustments.”

Proposal 1:  The Transactions, page 59

Background of the Transactions, page 59

30.        We note the disclosure regarding Cowen’s receipt of an unsolicited public acquisition proposal from a small financial services firm.  Please state whether Cowen considered, identified or engaged in discussions with other candidates regarding a potential business combination.  If so, please indicate the number, type, and size of the other companies with which Cowen communicated with a view to effecting a business combination, identify them and explain why the board did not pursue those other alternatives and instead chose to pursue the merger transaction and asset exchange agreement with Ramius.

Response:  In response to the Staff’s comment, New Parent and Cowen have revised the disclosure related to receipt of other unsolicited inquiries and proposals.  This revised disclosure appears on page 67 under the Section titled “Background of the Transactions.”

31.        Many of the descriptions of the meetings are vague and indefinite.  Please revise to specifically describe in detail the information discussed at the meetings.  Instead of providing summary disclosure of what took place over the course of days or weeks, please disclose the dates of all meetings between Cowen and Ramius officers and provide detailed disclosure of what took place at those meetings.  In instances where conclusions were reached based on the discussion at a particular meeting, state these conclusions.  The disclosure should provide Cowen shareholders with an understanding of how, when and why the terms of the proposed transaction evolved during the course of these discussions.  For example:

•      Over the course of January 2009, what was discussed at each informal discussion?  How many informal discussions took place?  Who did Mr. Malcolm apprise of these informal discussions?

•      At the March 24, 2009 meeting, what was reported to Cowen’s board of directors?

•      At the April 1, 2009, April 3, 2009 and following week’s meetings, what was the nature of the discussions and what conclusions were reached by each party?  What were the main subject areas of discussion?  Please describe these meetings in detail.

Response:  In response to the Staff’s comment, New Parent, Cowen and Ramius have provided additional disclosure to provide a more detailed description of the meetings between the parties.  This additional disclosure has been added to pages 67 through 71 under the section titled “Background of the Transactions.”

32.        Please disclose what alternatives Ramius considered, a description of board meetings and other events leading up to the transaction, and the reasons Ramius decided to engage in the transaction.

Response:  In response to the Staff’s comment, New Parent and Ramius have provided additional disclosure regarding the reasons Ramius decided to engage in the transactions.  This additional disclosure has been added to page 85 under the section titled “Ramius’s Reasons for the Transactions.”

33.        Please disclose whether the Cowen or Ramius boards also discussed potential adverse effects of this transaction.  If so, please disclose the nature of those discussions and the potential adverse effects that were considered.  If not, please disclose why not.

Response:  In response to the Staff’s comment, New Parent, Cowen and Ramius have revised their disclosure to indicate that the Cowen board of directors and the Ramius managing member did discuss the potential adverse effects of the transactions and to describe the nature of those discussions.  This revised disclosure appears on pages 70 through 71 and page 85 under the sections titled “Background of the Transactions” and “Ramius’s Reasons for the Transactions,” respectively.

34.        Please explain how the consideration was determined by Cowen and Ramius.  Please disclose the terms as initially proposed and describe changes to the terms during the course of the negotiations.

Response:  In response to the Staff’s comment, New Parent, Cowen and Ramius have provided additional disclosure to include a discussion of the how the transaction consideration was determined and changes in the consideration resulting from discussions and negotiations between the parties.  This additional disclosure has been added to pages 67 through 71 under the section titled “Background of the Transactions.”

35.        Please disclose whether Cowen or Ramius had discussions with any of its customers, institutional investors, collaboration partners or other significant third parties regarding the potential transaction.  If so, please discuss the outcome of those discussions.

Response:  Cowen did not have discussions with any of its customers, institutional investors, collaboration partners or other significant third parties regarding the potential transaction prior to public disclosure of the transaction.  New Parent and Ramius have provided additional disclosure of discussions had by Ramius with certain of its members.  This additional disclosure has been added to page 71 under the section titled “Background of the Transactions.”

Cowen’s Reasons for the Transactions; Recommendation of Cowen Board of Directors, page 61

36.        Please disclose what “book-for-book-based exchange” means.

Response:  In response to the Staff’s comment, New Parent, Cowen and Ramius have revised their disclosure to clarify what is meant by a “book-for-book-based exchange”  and Sandler O’Neill has described how the exchange ratio was calculated.  This revised disclosure appears on page 72 under the Section titled “Cowen’s Reasons for the Transaction; Recommendation of Cowen Board of Directors” and on page 76 under the section titled “Opinion of Cowen’s Financial Advisor — Summary of Proposal.”

Opinion of Cowen’s Financial Advisor, page 63

37.        Please disclose the method of selection of Sandler O’Neill as Cowen’s financial advisor.  Please see Item 1015(b)(3) of Regulation M-A.

Response:  In response to the Staff’s comment, New Parent and Cowen have provided additional disclosure to disclose the method of selection of Sandler O’Neill.  This additional disclosure has been added to page 74 under the section titled “Opinion of Cowen’s Financial Advisor.”

38.        We note the disclosure stating that Sandler O’Neill calculated an exchange ratio of 2.4776 and resultant pro-forma ownership of the post transactions company for

Cowen and Ramius of 28.76% and 71.24%, respectively.  We also note that discussions regarding the methodology of valuing the Cowen and Ramius and a possible exchange ratio appeared to have occurred prior to Sandler O’Neill being retained to act as Cowen’s financial advisor on April 6, 2009.  Please state whether Cowen or Ramius determined the amount of consideration to be paid or whether Sandler O’Neil recommended the amount of consideration to be paid which was later agreed to by the parties to the merger.  Please see Item 1015(b)(5) of Regulation M-A.

Response:  In response to the Staff’s comment, New Parent, Cowen, Ramius and Sandler O’Neill have revised their disclosure to indicate that Cowen and Ramius determined the amount of consideration to be paid.  This revised disclosure appears on page 76 under the section titled “Opinion of Cowen’s Financial Advisor — Summary of Proposal.”

Please also provide additional disclosure explaining how each of the analyses performed by Sandler O’Neill ties back to the exchange ratio of 2.4776.  For example, the comparable company analysis compares Cowen against the peer group of seven companies across various factors such as price/52-week high and long-term growth.  Please disclose how such comparisons relate to the fairness to Cowen shareholders of an exchange ratio of 2.4776.  As another example, you disclose that the discounted cash flow analysis and terminal value analysis imputed a range of values per share of Cowen’s stock of $2.07 to $4.07 and $4.22 to $7.96.  Please disclose how such ranges of values per share relate to the fairness to Cowen shareholders of an exchange ratio of 2.4776.

Response:  In response to the Staff’s comment, Sandler O’Neill has provided additional disclosure to address how the analyses performed by Sandler O’Neill tie back into fairness of the exchange ratio.  The additional disclosure has been added to pages 77 and 79 under the sections titled “Summary of Proposal” and “Cowen Net Present Value Analysis — Comparable Company Analysis,” respectively.

39.        In the discounted cash flow analysis and terminal value analysis, Sandler O’Neill applied forward earnings multiples ranging from 11.50x to 19.50x to terminal earnings of $3.7 million to $25.0 million.  Please disclose why such multiples and dollar amounts were chosen.

Response:  In response to the Staff’s comment, Sandler O’Neill has revised its disclosure to disclose why these multiples and dollar amounts where chosen.  This revised disclosure appears on page 80 under the section titled “Cowen Net Present Value Analysis — Discounted Cash Flow Analysis and Terminal Value Analysis.”

40.        We note that in connection with rendering its opinion, Sandler O’Neill reviewed and considered the long-term estimated growth rate of Cowen and the internal earnings estimates for Ramius.  Please disclose the Cowen estimated growth figures, and state who prepared these figures, and disclose the Ramius internal earnings estimates.

Response:  In response to the Staff’s comment, Sandler O’Neill has provided additional disclosure to disclose the Cowen estimated growth figures and who prepared these figures.  This additional disclosure has been added to pages 78 and 80 in the table labeled “Contribution Analysis” and under the section titled “Cowen Net Present Value Analysis — Discounted Cash Flow Analysis and Terminal Value Analysis,” respectively.  In response to the Staff’s comment, Sandler O’Neill has also provided additional disclosure to disclose the Ramius internal earnings estimates.  This additional disclosure has been added to page 78 in the table labeled “Contribution Analysis. ”

41.        We note that Sandler O’Neill made numerous assumptions with respect to industry performance, business and economic conditions in performing it analysis.  Please disclose the major assumptions made by Sandler O’Neill.

Response:  In response to the Staff’s comment, Sandler O’Neill has provided additional disclosure related to the major assumptions made by Sandler O’Neill with respect to industry performance and business and economic conditions in performing its analysis.  The additional disclosure has been added to page 83 under the section titled “Ramius Net Present Value Analysis — Discounted Cash Flow Analysis and Terminal Value Analysis.”

42.        As you do in the comparable company analysis for Cowen, in the comparable company analysis for Ramius please add in a column in the table showing Ramius figures.  Please also briefly describe the difference between “diversified” asset managers and “alternative” asset managers and state why diversified asset mangers were used in this analysis when the prospectus describes Ramius as an alternative investment management firm.

Response:  Sandler O’Neill respectfully submits to the Staff that since there is no public market for Ramius shares, no comparable information is available to insert into the table related to the comparable company analysis, and thus such disclosure has not been revised.  In response to the Staff’s comment, Sandler O’Neill has revised its disclosure to describe the difference between “alternative” and “diversified” asset managers and to explain why both types of asset managers were used in the comparable company analysis.   This revised disclosure appears on page 81 under the section titled “Ramius Net Present Value Analysis — Comparable Company Analysis.”

43.        As is disclosed in the Sandler O’Neill fairness opinion dated June 4, 2009, please disclose in this section that a substantial portion of the transaction fee payable to Sandler O’Neill is contingent upon consummation of merger of Cowen and Ramius.

Response:  In response to the Staff’s comment, Sandler O’Neill has revised its disclosure to indicate that a substantial portion of the transaction fee payable to Sandler O’Neill is contingent upon consummation of the transactions.  This revised disclosure appears on page 84 under the section titled “Pro Forma Transaction Analysis.”

Regulatory Approvals Required for the Transactions, page 74

44.        You disclose that the transactions may be reviewed by the state attorneys general in the various states in which Cowen and Ramius operate.  Please disclose the names of any state attorneys general who have indicated that they are reviewing the transactions.

Response:  In response to the Staff’s comment New Parent, Cowen and Ramius have revised the disclosure relating to regulatory approvals to indicate that neither Ramius nor Cowen has been contacted by any state attorneys general indicating that they plan to review the transactions.  The revised disclosure appears on page 87 under the section titled “Regulatory Approvals Required for the Transactions – U.S. Antitrust Clearance.”  This section has also been revised to disclose the receipt by the parties of U.S. antitrust clearance.

The Transaction Agreement, page 79

45.        Please discuss in greater the assets that will be transferred to New Parent and the liabilities that it will assume in the transactions.

Response:  Please see the response to Comment 12 above.

Other Agreements Related to the Transactions, page 94

46.        We note that other than the Asset Exchange Agreement, you have not filed any of the agreements described in this section as either appendices to the prospectus or exhibits to the registration statement.  Please tell us which of these agreements you intend to file and, if you do not intend to file certain of these agreements, why not.  Please see Item 601 of Regulation S-K.

Response:  New Parent has filed the form of Registration Rights Agreement as Exhibit 4.1 to the Registration Statement, a form of the voting agreement which was entered into by each of the stockholders listed on Schedule A thereto as Exhibit 99.13 to the Registration Statement, the Amendment to the Investment Agreement with Ramius and Alpine Cayman Islands Limited as Exhibit 99.14 to the Registration

Statement and the Amendment to the Investment Agreement with Ramius Funds of Funds Group, LLC and HVB AG as Exhibit 99.15 to the Registration Statement.  Ramius and New Parent have sought confidential treatment with respect to certain portions of Exhibits 99.14 and 99.15.

Registration Rights Agreement, page 97

47.        We note that you have entered into a registration rights agreement with HVB and Ramius.  Please advise us, and disclose in your next amendment, if there are any penalties associated with failure to file or maintain the effectiveness of a registration statement covering the shares owned by HVB, Ramius or other entities covered by this agreement.  If applicable, please revise your disclosure to include:

•      the events or circumstances that would require you to transfer consideration under the arrangement,

•      any settlement alternatives contained in the terms of the registration payment arrangement, including the party that controls the settlement alternatives,

•      the maximum potential amount of consideration, undiscounted, that you could be required to transfer under the registration payment arrangement (including the maximum number of shares that may be required to be issued).  If the terms of the arrangement provide for no limitation to the maximum potential consideration (including shares) to be transferred, that fact shall be disclosed, and

•      the current carrying amount of the liability, if any, representing your obligations under the registration payment arrangement and the income statement classification of any gains or losses resulting from changes in the carrying amount of that liability.

Refer to paragraph 12 of FSP EITF 00-19-2 (FASB ASC 825-20-50-1).  In addition, please include the Registration Rights Agreement as an Exhibit to your next amendment.

Response:  The Registration Rights Agreement to be entered into among New Parent, HVB and Ramius at the closing of the transactions does not provide for any penalties associated with the failure to file or maintain the effectiveness of a registration statement covering the shares owned by HVB, Ramius or other entities covered by this agreement.  As noted above in the response to Comment 46, the form of Registration Rights Agreement has been filed as Exhibit 4.1 to the Registration Statement.

Board and Management of New Parent, page 105

48.        We note that there are currently four members of the board of directors of New Parent during the interim period prior to completion of the transactions.  Please provide disclosure called for by Item 401 of Regulation S-K regarding Messrs. Solomon and White.

Response:  In response to the Staff’s comment, New Parent, Cowen and Ramius have provided additional disclosure to provide the information called for by Item 401 of Regulation S-K regarding Messrs. Solomon and McCarthy.  This additional disclosure has been added to page 117 under the section titled “Board and Management of New Parent — Interim Board of Directors.”  We respectfully assume your request was meant for biographical information for Mr. McCarthy rather than for Mr. White, since Mr. White’s biographical information is already included in the document on page 123, whereas the information for Mr. McCarthy was not.

Corporate Governance of New Parent, page 112

49.        We note that six members of New Parent’s board of directors will be independent under NASDAQ rules.  Please disclose the names of the six independent directors.  Please see Item 407(a) of Regulation S-K.

Response:  In response to the Staff’s comment, New Parent, Cowen and Ramius have provided additional disclosure to include the names of the six members of New Parent’s board of directors who will be independent under NASDAQ rules, as required by Item 407(a) of Regulation S-K.  This additional disclosure has been added to page 124 under the section titled “New Parent Board of Directors — Composition of the New Parent Board of Directors.”

Compensation Discussion and Analysis, page 114

New Employment Agreements, page 116

50.        We note that you have not filed any of the employment agreements described in this section as either appendices to the prospectus or exhibits to the registration statement.  Please tell us which of these employment agreements you intend to file and, if you do not intend to file certain of these employment agreements, why not.  Please see Item 601 of Regulation S-K.

Response:  New Parent, Cowen and Ramius have included the Employment Agreements, and relevant appendices thereto, of Messrs. Cohen, Stark, Strauss, Malcolm and White as Exhibits 10.3, 10.4, 10.5, 10.6, 10.7, 10.8 and 10.9 to the Registration Statement.

Description of Capital Stock of New Parent, page 120

51.        Please provide the disclosure called for by Item 202(a) of Regulation S-K.

Response:  In response to the Staff’s comment, New Parent has provided additional disclosure to disclose that shares of New Parent Class A and Class B common stock are convertible into the other class at no cost to stockholders and to include a cross-reference to other sections of the Registration Statement which describe certain transfer restrictions applicable to shares of New Parent common stock held by Ramius and HVB.  This additional disclosure has been added to page 132 under the section titled “Common Stock — Terms of Conversion” and on page 133 under the section titled “Common Stock — Certain Transfer Restrictions,” respectively.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ramius, page 136

Assets Under Management and Fund Performance, page 143

52.        One of the line items in the table on page 143 is “Net Performance.”  Please disclose how Net Performance is calculated.  Additionally, please update the performance figures in this table to a date later than April 1, 2009.

Response:  In response to the Staff’s comment, Ramius has provided additional disclosure regarding the calculation of Net Performance.  This additional disclosure has been added to the table on page 154, which has also been updated to reflect performance as of July 1, 2009.

53.        Your disclosure indicates that Ramius believes that the redemptions of approximately $1.98 billion from January 1, 2009 through April 1, 2009 were caused by the continuing global financial crisis.  Please also disclose, if true, that part of the redemptions of approximately $1.98 billion were due to poor performance in 2008.

Response:  In response to the Staff’s comment, Ramius has revised its disclosure to disclose that investor redemptions were in response to both the continuing global financial crisis and the decline in fund performance.  This revised disclosure appears on page 155 in the section titled “Assets Under Management and Fund Performance.”

Fund Performance, page 144

54.        Please quantify the value of fund assets excluded from the table on page 144, as a dollar amount and as a percentage of all assets under management, and advise us why they have been excluded.

Response:  In response to the Staff’s comment, Ramius has revised footnote 1 to the table on page 156 to include the dollar amount, and the percentage of all assets under management represented thereby, excluded from the table.  These assets are excluded as they relate to a large number of small, individual funds and managed accounts which comprise the excluded assets.

2008 Fund Performance, page 145

Lehman Brothers, page 145

55.        Please reconcile for us the original claim of $233 million against LBIE and $21.3 million claim against LBI to the $4.4 million remaining aggregate exposure to LBIE and LBI as of March 31, 2009.  In addition, please tell us how these relate to the $834 thousand and $9.5 million losses recorded in 2008, as disclosed on pages F-28 and F-35, respectively, and the remaining $209 thousand and $3.9 million carrying values of your claims against Lehman as disclosed on pages F-26 and F-32, respectively.

Response:  Of the total LBIE net equity claim of $233 million, the Enterprise Fund has a direct claim of $16.7 million and an indirect claim, through its investments in other Ramius fund entities, of $7.6 million, for a total claim of $24.3 million.  Ramius itself has a direct claim of $1.04 million against LBIE and the remaining funds have a claim of $207.2 million.

Of the total LBI net equity claim of $23.7 million, the Enterprise Fund has a direct claim of $0.06 million and an indirect claim, through its investments in other Ramius fund entities, of $3.2 million, for a total LBI claim of $3.26 million.  Other Ramius funds hold the remaining net claim of $20.4 million.

As a result of Ramius being an investor in Ramius Enterprise LP and due to Ramius’s additional direct exposure to LBIE, Ramius had a total exposure to LBIE of $12.94 million and a total exposure to LBI of $1.64 million, as of June 30, 2009.  Ramius’ LBIE exposure includes $11.9 million from Ramius’s investment in the Enterprise Fund, plus Ramius’s direct exposure of $1.04 million.  However, valuing this claim at an 80% discount, Ramius has already incurred a total unrealized loss of $10.4 million ($9.5 million on its LBIE exposure through Ramius Enterprise LP, and $0.8 million on its direct exposure), resulting in the remaining LBIE claim held by Ramius being valued at $2.6 million.  Ramius’s estimated recoverable value with respect to the LBIE claim of $2.6 million is in addition to Ramius’s estimated recoverable value with respect to the LBI claim of $1.8 million (as a result of being an investor in Ramius Enterprise LP) gives Ramius a total remaining aggregate estimated recoverable value with respect to LBIE and LBI of approximately $4.4 million.

Year Ended December 31, 2007 Compared with the Year Ended December 31, 2006, page 154

56.        It appears that you recognized an increase in net gains for the Consolidated Ramius Funds during 2007, but your discussion of Income Attributable to Non-controlling Interests indicates lower performance levels in the Ramius Funds.  Please advise us and clarify your disclosure.

Response:  In response to the Staff’s comment, Ramius has revised its disclosure related to the discussion of income attributable to non-controlling interests to clarify that the increase in net gains was attributable to fewer real estate entities being consolidated in 2007 as compared to 2006.  This revised disclosure appears on page 172 under the section titled “Income Attributable to Non-controlling Interests.”

Segment Analysis, page 157

Investment Management — Economic Income, page 157

57.        As you have disclosed for the consolidated statements of operations on pages 138 through 142, please provide disclosure to help Cowen shareholders understand the income statement line items in the Investment Management segment.

Response:  In response to the Staff’s comment, Ramius has provided additional disclosure to help Cowen stockholders better understand the components of Economic Income.  This additional disclosure has been added to page 173 under the section titled “Segment Analysis — Investment Management — Economic Income.”

58.        We note that your calculations of Economic Income Expenses as presented on pages 158, 160 and 162 are reduced by reimbursement from affiliates.  However, we note that a similar adjustment is not made to the segment data presented in Note 20.  Please revise your operating segment information to be consistent throughout the filing, or advise us why a revision is not necessary.

Response:  In response to the Staff’s comment, Ramius has revised the operating segment information to be consistent through the Registration Statement.  The revised disclosure appears on page 175 under the section titled “Economic Income Expenses.”  The reimbursement from affiliates is included as a part of revenues under GAAP.

Liquidity and Capital Resources, page 164

Ramius Credit Facilities, page 164

59.                       We note that the Interim HVB AG Secured Revolving Credit Agreement which provides a $50 million aggregate loan commitment appears to be almost completely exhausted and will mature upon the earlier of the completion of this transaction and December 31, 2009.  We also note that New Parent is expected to enter into a new secured revolving credit agreement with HVB AG that will provide a secured revolving loan facility of up to $25 million.  As the new revolving credit agreement only provides half of the money needed to pay off the interim credit agreement, please disclose the source of funds New Parent intends to use to pay off the Interim HVB AG Secured Revolving Credit Agreement of $50 million.

Response:  In response to the Staff’s comment, Ramius has revised its disclosure to include information regarding the sources of funds New Parent is expected to use to pay off the Interim HVB AG Secured Revolving Credit Agreement.  This revised disclosure appears on page 182 under the section titled “Liquidity and Capital Resources-Ramius Credit Facilities – Interim HVB AG Secured Revolving Credit Agreement.”

Stockholder Proposals for the 2009 Annual Meeting, page 175

60.                       Please provide the disclosure called for by Rule 14a-5(e)(1) and (2).

Response:  In response to the Staff’s comment, Cowen has revised its disclosure on to include information on deadlines related to timeliness of stockholder proposals.  This revised disclosure appears on page 193 under the section titled “Stockholder Proposals for the 2009 Annual Meeting.”

Item 22:  Undertakings

61.                       Please include the undertakings required by Item 512(a)(5) and (6) of Regulation S-K.

Response:  In response to the Staff’s comment, New Parent has revised its disclosure to include the undertakings contained in Item 512(a)(5) and (6) of Regulation S-K.  This revised disclosure appears on pages II-4 through II-5 under the section titled “Item 22:  Undertakings.”

Financial Statements, page F-1

62.                       As indicated in your transmittal letter, please provide the financial statements of LexingtonPark Parent Corp. as required by Regulation S-X in your next amendment.

Response:  The financial statements of New Parent have been included in Amendment No. 1 to the Registration Statement and appear on pages F-1 through F-4.

Note 2.  Significant Accounting Policies, page F-9

Variable Interest Entities, page F-10

63.                       We note that Enterprise LP, an investment company, is the primary beneficiary of Enterprise Master, also an investment company.  We also note that you believe Enterprise Master is not subject to consolidation based upon the specialized accounting guidance of the AICPA Audit and Accounting Guide — Investment Companies.  Please tell us what consideration you gave to paragraph 7.06 of the Guide which states that registered investment companies are not required to consolidate a VIE unless the VIE is a registered investment company.

Response:  Enterprise LP and Enterprise Master as well as all other Ramius funds are investment companies under the AICPA Audit and Accounting Guide for Investment Companies but are not registered investment companies under the Investment Company Act of 1940 Section (3)(c)(1) or Section 3(c)(7). Therefore since these funds are not registered investment companies, they are not subject to paragraph 7.06 of the Guide as it relates to registered investment companies being required to consolidate VIEs that are investment companies.

As an investment company, Enterprise LP follows specialized master-feeder accounting as stated by the AICPA Audit and Accounting Investment Company Guide.  Under this guidance, a feeder effectively has a fair value equity method investment in the master fund and a pro-rata consolidation of the master fund’s income statement. Due to the fact that Ramius has retained this specialized accounting in consolidation in accordance with Emerging Issues Task Force 85-12 “Retention of Specialized Accounting for Investments in Consolidation” and that the Ramius funds are not registered investment companies, the Ramius funds (including Enterprise Master) would therefore not be subject to consolidation by other investment companies.

64.                       Please include your FIN 46(R) analysis for Ramius Multi-Strategy Master FOF LP and Ramius Vintage Multi-Strategy Master FOF LP, as applicable.

Response:  As discussed in the response to Comment 63 above, Ramius Multi-Strategy FOF LP and Ramius Vintage Multi-Strategy FOF LP (the “Multi-Strat Feeder Funds”) are investment companies along with their applicable master funds: Ramius Multi-Strategy Master FOF LP and Ramius Vintage Multi-Strategy Master FOF LP (the “Multi-Strat Master Funds”), respectively. Each of the Multi-Strat Feeder Funds has been determined to be the primary beneficiary of its respective Multi-Strat Master Funds; however, the Multi-Strat Feeder Funds account for their investments in their respective Multi-Strat Master Funds using specialized master-feeder accounting under the Guide.  As such, the Multi-Strat Feeder Funds do not consolidate their applicable master funds.

Ramius has also expanded the disclosure on the VIE accounting for these funds in Note 2 to its audited financial statements beginning on page F-15.

Note 5.  Investments and Fair Value Measurements for Ramius Operating Entities and Consolidated Ramius Funds and Certain Real Estate Entities, page F-25

(3) Equity Method Investments, page F-27

65.                       Please disclose in which equity method investments you hold a greater than 50% ownership interest and the specific facts and circumstances which preclude you from consolidating these entities.

Response:  In response to the Staff’s comment, Ramius has provided additional disclosure to disclose the equity method investments in which Ramius holds an ownership interest of greater than 50% and the specific facts and circumstances which preclude Ramius from consolidating these entities.  The additional disclosure has been added to page F-31 in footnote (3) titled “Equity method Investments.”

Note 16.  Commitments and Contingencies, page F-55

66.                       Please disclose the contingency regarding FINRA’s enforcement action related to Ramius’s former securities lending business referenced in the risk factor on page 37, or tell us why you believe the disclosure is not necessary.

Response:  In response to the Staff’s comment, Ramius has provided additional disclosure regarding FINRA’s enforcement action related to Ramius Securities’s former securities lending business.  This additional disclosure has been added to page F-102 in Note 16 “Subsequent Events” to its unaudited interim financial statements.

Note 20.  Segment Reporting, page F-61

67.                       We note that all of your operations are conducted through one segment, Investment Management.  Please explain to us and further disclose in your filing why you do not include the consolidated Ramius Funds in your evaluation of Economic Income.  In addition, please tell us if you evaluate the consolidated Ramius Funds on a standalone basis, and if so, what consideration you gave to paragraph 10 of SFAS 131 (FASB ASC 280-10-50-1) in determining whether or not the Ramius Funds represent a discrete operating segment.

Response:  In response to the Staff’s comment, Ramius has revised its footnote disclosure in its financial statements on pages F-65 and F-95 regarding the exclusion of the consolidated Ramius Funds in its evaluation of Economic Income.

The performance measure for the Investment Management segment is Economic Income, which management uses to evaluate financial performance and to make operating decisions for the segment.  As further stated below, one major difference between Economic Income and GAAP income is that Economic Income presents the segments results of operations without the impact resulting from the full consolidation of any of the Ramius Funds.  Consolidation of these funds results in including in income the pro rata share of the income or loss attributable to other owners of such entities.  This pro rata share has no effect on the overall financial performance for the Investment Management segment, as ultimately, this income or loss is not income or loss for the Investment Management segment itself.  Included in Economic Income is the actual pro rata share of the income or loss attributable to Ramius as an investor in such entities, which is relevant in management making operating decisions and evaluating financial performance.

Ramius conducts its operations through one reportable segment, the Investment Management segment, which provides management and advisory services to its hedge funds, fund of funds, real estate and other investment platforms. Ramius considered SFAS 131 in determining that its Investment Management business represents a single operating segment.  Ramius generates fee income from its management and advisory services to the Ramius Funds. Ramius also generates investment income through the investment of its own capital primarily through the Enterprise LP hedge fund.

Ramius’s chief operating decision maker reviews the reporting package on a monthly basis to effectively assess performance of and allocate resources to its Investment Management segment. The key performance measures presented in the reporting package are:

•                  Economic Income, as more fully described in Note 20 in Ramius’s consolidated financial statements, measures profit or loss and revenue information for the Investment Management segment and includes, on an unconsolidated basis:

•                  Revenues, including management fees, incentive income and investment income earned during the period;

•                  Compensation and benefits expenses; and

•                  Non-compensation expenses, such as information and technology costs.

•                  Assets under management, including average assets under management and changes in assets under management during the period.

Ramius’s chief operating decision maker does not evaluate the performance of the Ramius Funds, both consolidated and unconsolidated, on a standalone basis. As the Investment Management segment records all the revenues and investment income generated from the Ramius Funds, a consolidation of the Ramius Funds would not have an impact on Economic Income.

68.                       In the last paragraph of footnote 20 you state that substantially all of the Company’s revenues are earned from the Ramius Funds but in the next sentence you state that the Company recorded revenues of $16 million and $14.7 million from two Ramius Funds, which represented more than 10% each of the Company’s total revenues.  Please explain this inconsistency.  It appears that a majority of your revenues would be derived from your investment in Enterprise Master through Enterprise LP.

Response:  Ramius respectfully advises the Staff that as defined and used throughout the Ramius financial statements, “Ramius Funds” refers both to consolidated and unconsolidated funds to which Ramius provides investment advisory services.  Ramius’s GAAP revenues are principally earned from management fees, incentive income and reimbursements from these Ramius Funds.  Ramius’s revenues earned from consolidated funds are eliminated in consolidation.  As Ramius does not earn management fees, incentive income or reimbursements at the Enterprise Master level, but rather from Enterprise LP, a consolidated fund, these revenues are eliminated in consolidation.  Consequently, Ramius’s proportionate share of earnings from its investment in Enterprise Master through Enterprise LP is reported under Consolidated Ramius Funds net gains (losses) under Other Income (Loss) on Ramius’s statement of operations.

In the last paragraph of Note 20 to Ramius’s audited financial statements, Ramius’s intent is to comply with the enterprise-wide disclosures relating to information about major customers pursuant to paragraph 39 of SFAS 131 (FASB ASC 280-10-50-42), when revenues from transactions with a single customer, or in Ramius’s circumstances, a single fund amount to ten percent or more of total revenues.  Ramius has therefore disclosed for each of the years presented, the number of Ramius Funds which each account for ten percent or more of total revenues and the total amount of revenues from each such Ramius Fund.

Notes to Unaudited Consolidated Financial Statements, page F-74

Note 6.  Income/Loss Allocation, Withdrawals and Rights of the Company’s Investors, page F-87

69.                       Please revise to disclose the transaction by which the Managing Member’s remaining interest of $47,390 was transferred to Non-Managing Members.

Response:  In response to the Staff’s comment, Ramius has revised its disclosure to disclose the above-referenced transaction.  This revised disclosure appears on page F-91 in Note 7 to its unaudited interim financial statements.

Note 10.  Commitments and Contingencies, page F-88

70.                       We note from your disclosure on page 159 that you were required to repay $3.4 million due to incentive allocation clawback provisions.  Please disclose any additional contingencies related to future repayments to investors resulting from these agreements.

Response:  In response to the Staff’s comments, Ramius has revised its disclosure to disclose the additional contingencies related to future repayments resulting from the above-referenced agreements.  This revised disclosure appears on pages F-94 and F-95.

Note 11.  Segment Reporting, page F-89

Other Adjustments, page F-92

71.                       Please include adjustments (a) – (c) in your next amendment.

Response:  Ramius has included the above-referenced adjustments, which had been inadvertently mislabeled in the Registration Statement.

Exhibits

72.                       We note from the disclosure on page 104 and elsewhere that Cowen will receive an opinion from Wachtell, Lipton, Rosen & Katz, dated the closing date of the transactions, substantially to the effect that the Cowen merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and that pursuant to Section 8.3 of the Transaction Agreement and Agreement and Plan of Merger dated as of June 3, 2009, the receipt of this tax opinion is a waiveable condition.  Please note that you must file an executed opinion of counsel before effectiveness even though the merger agreement is conditioned upon the receipt of the tax opinion at closing.  Please file or provide us with a draft copy of this tax opinion to review and please confirm to us that you will recirculate and resolicit the prospectus if the condition regarding receipt of a tax opinion is waived and the change in tax consequences is material.

Response:  We have filed as Exhibit 8.1 to the Registration Statement the form of opinion of Wachtell, Lipton, Rosen & Katz as to tax matters.  We further confirm to you that we will recirculate and resolicit the prospectus if the condition to closing of the transactions regarding receipt of a tax opinion is waived and the change in tax consequences is material.

73.                       Please include all material contracts, including those material to your business, as required by Item 601(b)(10) of Regulation S-K.

Response:  Please see our responses to Comments 46 and 50 above, which indicate the agreements which New Parent has included with Amendment No. 1 as exhibits to the Registration Statement.  Additionally, if New Parent enters into a new secured revolving credit agreement prior to consummation of the transactions, New Parent will file an amendment to the Registration Statement including such agreement as an exhibit.  New Parent, Cowen and Ramius continue to evaluate if there are any agreements which are appropriate to include as exhibits to the Registration Statement and will amend the Registration Statement as needed to include such agreements (if any) as exhibits.

74.                       Please submit all exhibits as promptly as possible.  We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.  If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.  Please also provide the proxy card for our review in your next amendment.

Response:  As noted in the responses to Comments 46, 50, 72 and 73, New Parent has filed with this amendment to the Registration Statement the remaining exhibits (with the exception of the legal opinion and final tax opinion of Wachtell, Lipton, Rosen & Katz), including the proxy card which is Exhibit 99.2 to the Registration Statement, for your review.  In addition, we are providing the staff supplementally with a draft copy of Wachtell, Lipton, Rosen & Katz’s legal opinion for your review.  This opinion will be filed with the next amendment to the Registration Statement.

Form 10-K of Cowen Group, Inc. for the year ended December 31, 2008

Equity Research Fees, page F-16

75.                       Please elaborate upon your policy for recognizing equity research fees pursuant to paragraph 12 of APB 22 (FASB ASC 235-10-50-3) and SAB 104 (FASB ASC

605-10-S99-1).  For instance, disclose how and when revenue recognition criteria are considered to have been met and the specific point in time revenue is recognized.  Please provide your proposed revisions supplementally as well as in future filings.

Response:  Equity research fees are paid to Cowen for providing equity research. Revenue is recognized and an invoice is sent once an arrangement exists, access to research has been provided, the fee amount is fixed or determinable, and collectibility is reasonably assured.  Cowen will provide these proposed revisions supplementally as well as in future filings.

Form 10-Q for the quarter ended March 31, 2009

Note 10.  Commitments, Contingencies and Guarantees, page 20

76.                       We note from page 44 that a tentative settlement has been reached in the BigBand litigation.  Please quantify the estimated loss related to this settlement and disclose whether the estimated loss has been accrued as of the balance sheet date.

Response:  Cowen will incur no loss related to the settlement reached in the Big Band litigation.  Any losses of Cowen are subject to indemnification by the issuer and the issuer is also responsible for and has paid Cowen’s legal fees related to the litigation.

New Parent has authorized us to include its acknowledgement that:

•                  New Parent is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  New Parent may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*                              *                              *

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (212) 403-1314.

Very truly yours,

/s/ David E. Shapiro
David E. Shapiro

Enclosures

cc:	J. Kevin McCarthy, Esq.
Cowen Group, Inc.

Owen S. Littman, Esq.
Ramius LLC

David K. Boston, Esq.
Laura L. Delanoy, Esq.
Willkie Farr & Gallagher LLP